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                                    FORM 8-A
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                            Community West Bancshares
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             (Exact name of registrant as specified in its charter)


California                                                     77-0446957
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(State of incorporation or organization)                    (I.R.S. Employer
                                                            Identification No.)

5827 Hollister Avenue, Goleta, California                          93117
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(Address of principal executive offices)                         (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                        Name of each exchange on which
   to be so registered                        each class is to be registered

          None
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        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [ ]

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box [X]

        Securities Act registration statement file number to which this form relates:

        __________________ (if applicable)

        Securities to be registered pursuant to Section 12(g) of the Act:


                              Common Stock, No Par Value
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                                (Title of class)



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                                (Title of class)






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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Introduction

        Goleta National Bank (the "Bank") is a California state-chartered community bank located in Goleta, California. The Board of Directors determined that it was in the best interest of the Bank and its shareholders to form a one bank holding company to remain competitive in the Bank's market area. Toward that end, Community West Bancshares (the "Registrant") was formed as a California corporation. Under the terms of the Plan of Reorganization and Consolidation Agreement (the "Reorganization Agreement") adopted by the Board of Directors of Registrant and Bank and approved by the requisite vote of the Bank's shareholders at a Special Meeting of Shareholders held on October 30, 1997, the shareholders of the Bank will receive shares of the Common Stock and Warrants to purchase Common Stock of the Registrant on a one-for-one basis at the effective time of the reorganization. As of December 24, 1997, there were issued and outstanding 1,540,658 shares of the Bank's Common Stock and 438,883 Warrants. Upon consummation of the reorganization, the shareholders of the Bank will become the shareholders of the Registrant and the Bank will be the wholly-owned subsidiary of the Registrant. It is anticipated that Registrant will issue 1,540,658 shares of Registrant Common Stock and Warrants to purchase 438,883 shares of Registrant's Common Stock at the effective time of the reorganization. The Registrant's Common Stock to be issued to the shareholders of the Bank will be listed for trading on the National Market System of the Nasdaq Stock Market at the time of issuance. The shareholders of the Registrant will have the same rights, preferences and privileges as they did as shareholders of the Bank. It is anticipated that the Reorganization will be consummated effective December 31, 1997.

Description of Common Stock

        General. The authorized capital stock of the Registrant, as of immediately prior to this filing, consists of 10,000,000 shares of Common Stock, no par value ("Common Stock"), of which 1,000 shares were outstanding, leaving 9,999,000 authorized but unissued shares available for lawful purposes, exclusive of shares available for issuance under the Registrant's 1997 Stock Option Plan.

        Each share of Common Stock has the same rights, privileges, and preferences as every other share of Common Stock, and there are no pre-emptive, conversion or redemption rights or sinking fund provisions applicable thereto. The shares outstanding are fully paid and assessable, as described below.

        Voting Rights. All voting rights are vested equally in the holders of the Registrant's Common Stock. Each shareholder is entitled to one vote per share on any issue requiring a vote at any meeting, except that in connection with the election of directors, the shares may be voted cumulatively if a shareholder has given notice prior to the voting of his or her intention to vote cumulatively. If any shareholder has given such notice, then all shareholders entitled to vote for the election of directors may cumulate their votes. Cumulative voting entitles a shareholder to give one nominee as many votes as are equal to the number of directors to be elected, multiplied by the number of shares owned, or to distribute his or her votes on the same principle between two or more nominees as he or she sees fit.



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        The Registrant's Articles of Incorporation may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the outstanding shares, unless the vote of the holders of a greater amount of stock is required by law. A merger, consolidation, liquidation or increase or decrease in capital requires the affirmative vote of the holders of a majority of the outstanding shares.

        Liquidation Rights. A California corporation may go into liquidation and be closed by the vote of shareholders owning a majority of its stock. Liquidation may also be effected in whole or in part through the sale of all or a portion of the Registrant's assets to, and the assumption of all or a portion of its deposit liabilities by, another corporation. Such a purchase and sale agreement would also have to be approved by shareholders owning a majority of the Registrant's Common Stock.

        Each shareholder of Common Stock will be entitled to participate in any liquidation, dissolution or winding up on a basis of his, her or its pro rata shareholdings.

        No Pre-emptive Rights. Holders of the Common Stock of the Registrant have no pre-emptive rights to subscribe for additional shares on a pro rata basis when and if such additional shares are offered for sale by the Registrant.

        Dividend Rights. Each share of the Registrant's Common Stock participates equally in dividends on Common Stock, which are payable when, as, and if declared by the Board of Directors out of funds legally available for that purpose, as specified by California state law. Under California law, the Registrant would be prohibited from paying dividends unless: (1) its retained earnings immediately prior to the dividend payment equals or exceeds the amount of the dividend; or (2) immediately after giving effect to the dividend (i) the sum of the Registrant's assets would be at least equal to 125% of its liabilities and, (ii) the current assets of the Registrant would be at least equal to its current liabilities or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, the current assets of the Registrant would be at least equal to 125% of its current liabilities.

        The future dividend policy of the Registrant is subject to the discretion of the Board of Directors and will depend upon a number of factors, including earnings, financial condition, cash needs and general business conditions. The Registrant's current dividend policy is to retain the majority of its earnings to increase capital, and the Registrant intends to maintain such policy in the foreseeable future.

        Assessment. The shares of the Registrant's Common Stock are not subject to assessment. If any amendment of the Articles of Incorporation would make shares assessable or would authorize remedy by action for the collection of an assessment on fully paid shares, it shall be approved by all of the outstanding shares affected regardless of limitations or restrictions on the voting rights thereof.




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        Transfer Agent. U.S. Stock Transfer Corporation, Glendale, California,
serves as the registrar and transfer agent for the Registrant's Common Stock.

DESCRIPTION OF DEBT SECURITIES

        Issuance of Debt Obligations. From time to time, the Registrant may issue debt obligations such as subordinated notes or debentures, without the prior approval of the shareholders. In the event of a liquidation, these obligations would be senior to the Common Stock and, therefore, would have to be satisfied before shareholders would receive any portion of the proceeds of the liquidation. The Registrant presently does not have any outstanding debt securities.

DESCRIPTION OF WARRANTS

        The Registrant does not have any outstanding warrants. Upon consummation of the consolidation, however, it is anticipated the Registrant will have Warrants outstanding to purchase approximately 438,883 shares of Registrant Common Stock. Each Warrant will represent the right to purchase one share of Common Stock at a price of $8.75 per share (the "Exercise Price"). The Warrants will expire on June 30, 1998.

        The Exercise Price and the number of shares of Common Stock purchasable upon exercise of each Warrant will be subject to antidilutive adjustments in certain events, including a stock split on the Common Stock. No adjustment in the number of shares purchasable upon exercise of the Warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. In addition, the Registrant may, at its option, reduce the Exercise Price at any time. No fractional shares will be issued upon exercise of Warrants, but the Registrant will pay the market value of any fractional shares otherwise issuable.

        In the event of a consolidation, merger or sale or conveyance of the property of the Registrant, the Registrant may, but is not required to, enter into an agreement, with the acquiring corporation for the Warrants to be assumed, with the holder or each outstanding Warrant to have the right, upon payment of the Exercise Price, to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock into which such Warrants were exercisable immediately prior thereto. If such an agreement is not entered into with the acquiring corporation, then the holders of the Warrants will be given notice, at least 20 days prior to the last date on which the Warrants will be exercisable, of the proposed transaction and the last date to exercise.

        The Registrant will authorize and reserve for issuance the shares of Common Stock initially issuable upon exercise of the Warrants. When delivered, such shares of Common Stock shall be fully paid and assessable.

        Warrant holders will not be entitled, by virtue of being such holders, to receive dividends or to consent to or to receive notice as shareholders in respect to any meeting of shareholders for the election of directors of the Registrant or any other matters, or to vote at any such meeting, or to any





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other rights whatsoever as shareholders of the Registrant. The Registrant plans to furnish to holders of the Warrants all annual and other reports that it furnishes to holders of its Common Stock. In addition, during the term of the Warrants, upon written request, the Registrant will provide to Warrant holders the most current public financial information about the Registrant. Warrant holders are encouraged to request such information before they exercise the Warrants.

ITEM 2.  EXHIBITS.

        Pursuant to the Instruction as to Exhibits on Form 8-A, since the securities to be registered under this Registration Statement are being registered on an exchange on which no other securities of the Registrant are registered, exhibits are not being filed with, or incorporated by reference in, copies of this Registration Statement as filed with the Commission.

     Exhibit No.         Description
     -----------         -----------
        1                Annual Report on Form 10-K for Goleta National Bank, as
                         filed with the Office of the Comptroller of the
                         Currency, for the year ended 1996.

        2 Quarterly Report on Form 10-Q for Goleta National Bank, as filed with the Office of the Comptroller of the Currency, for the quarters ended March 31, June 30 and September 30, 1997.

        3                Goleta National Bank 1997 Special Meeting of
                         Shareholders Definitive Proxy Statement.

        4a               Articles of Incorporation of Community West Bancshares.

        4b               Bylaws of Community West Bancshares.

        5a               Common Stock Certificate of Community West Bancshares.

        5b               Warrant Certificate of Community West Bancshares.

        6 Annual Report on Form 10-K for Goleta National Bank, as filed with the Office of the Comptroller of the Currency, for the year ended 1996.



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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

   Registrant:    Community West Bancshares

   Dated:         December 31, 1997


   By:            /s/ Llewellyn W. Stone
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                  Llewellyn W. Stone
                  President and Chief Executive Officer